

December 26, 2012

Samuel F. Thomas
Chairman of the Board, Chief Executive Officer and President
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, OH 44125-5370

> **Re:** **Chart Industries, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2012**
> **File No. 1-11442**

Dear Mr. Thomas:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Long-Term Incentive Compensation, page 23

1. In future filings, please disclose the material factors the Compensation Committee took into consideration to determine the amount of performance units and restricted stock to award to each named executive officer. We note that this disclosure was made for the stock option awards. In future filings continue to provide disclosure similar to your disclosure of the 2009 and 2010 long-term compensation programs, where you identify the size of the each component of long-term compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Rufus Decker for

Pamela A. Long
Assistant Director